EXHIBIT 99.1





                                  ANNOUNCEMENT
                                  ------------



                              WPP GROUP PLC ("WPP")



WPP received on 3 July 2002 the following notification from HSBC Trustee (C.I.) Limited pursuant to sections 198-202 of the Companies Act 1985.

HSBC Trustee (C.I.) Limited has increased its notifiable interest to 5.05% of WPP's issued Ordinary Share Capital.








End

4 July 2002